ACOM CO., LTD.

HEAD OFFICE
15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo102-0071, Japan
Tel: (03)3234-9120 Fax: (03)3234-9266

04012660

January 26, 2004

SUPPL

File No. 82-4121
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 6 as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from July 1, 2003 through September 30, 2003, and which are all the documents of the Company required to be furnished to the SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Yours faithfully,

ACOM CO., LTD.

By K. Izumimoto
Name : Kouichi Izumimoto
Title : Director and General Manager,
General Affairs Dept.

SEC
レター本文

Attachment

List of material information made public in Japan from July 1, 2003 to September 30, 2003

	Date*	Descriptions	Information** provided to
Exhibit 1	June 30, July 25, and August 4, 2003	Amendments to the Shelf Registration Statement (Brief description in English)	DKLFB, Exchange
Exhibit 2 ***	July 7, 2003	Report on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange
Exhibit 3	July 18 and August 4, 2003	Extraordinary Report and Amendment (Brief description in English)	DKLFB, Exchange
Exhibit 4	July 18, 2003	Notification of the Allotment of Stock Options (Stock Acquisition Rights) (English translation)	Public, Exchange
Exhibit 5	August 1, 2003	Notification of the Paid-in Value and Other Specifics for Stock Options (Stock Acquisition Rights) (English translation)	Public, Exchange
Exhibit 6 ***	August 6 and September 4, 2003	Reports on Purchase of the Company's Own Stock (Brief description in English)	DKLFB, Exchange

* For Exhibits 2 and 6, the dates are those on which such Exhibits were filed with DKLFB.

** "Exchange" means the Tokyo Stock Exchange, on which the Shares of ACOM CO., LTD. are listed.

** "DKLFB" means the Director-General of the Kanto Local Finance Bureau.

*** Exhibit 2 is the report on the purchase of the Company's own stock based on the resolution at the 25th ordinary general meeting of shareholders held on June 27, 2002 and that based on the resolution at the 26th ordinary general meeting of shareholders held on June 27, 2003, and Exhibit 6 is the report on the purchase of the Company's own stock based on the resolution at the 26th ordinary general meeting of shareholders held on June 27, 2003.

Exhibit 1

(Brief Description)

Amendments to the Shelf Registration Statement

ACOM CO., LTD.

(504010)

Amendments dated June 30, July 25, and August 4, 2003 (the "Amendments") to Shelf Registration Statement dated June 17, 2003 (the "2003 Shelf Registration Statement") with respect to inclusion in the list of documents incorporated by reference in the 2003 Shelf Registration Statement.

An amendment to a Shelf Registration Statement is required to be filed under the Securities and Exchange Law when a list of documents to be incorporated by reference in a Shelf Registration Statement is amended.

The Amendments are intended to include the 2003 Annual Securities Report dated June 30, 2003, the Extraordinary Report dated July 18, 2003, and the Amendment to the Extraordinary Report dated August 4, 2003 in the list of documents incorporated by reference to the 2003 Shelf Registration Statement and to correct the 2003 Shelf Registration Statement.

Exhibit 2

(Brief Description)

Report on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Report on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on July 7, 2003 (the "Report on Purchase of the Company's Own Stock") in connection with the purchase of ACOM, CO., LTD. (the "Company")'s own stock for the purpose of implementation of flexible management according to the changing economic situation.

The Report on Purchase of the Company's Own Stock is required under the Securities and Exchange Law to be, and was, submitted to the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Report on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news releases dated May 15, 2002 and April 30, 2003.

Exhibit 3

(Brief Description)

Extraordinary Report
and
Amendment

ACOM CO., LTD.

(504010)

Extraordinary Report dated July 18, 2003 (the "Extraordinary Report") in connection with the issuance of the stock acquisition rights of ACOM CO., LTD. (the "Company") and the amendment thereto dated August 4, 2003 (together, the "Extraordinary Report and Amendment Thereto").

The Extraordinary Report and Amendment Thereto are required under the Securities and Exchange Law to be, and were, submitted to the Director of Kanto Local Finance Bureau of the Ministry of Finance of Japan in connection with the issuance of the stock acquisition rights of ACOM CO., LTD. (the "Company").

The information contained in the Extraordinary Report and Amendment Thereto which is material to an investment decision is substantially contained in the news releases dated July 18 and August 1, 2003 (Exhibits 4 and 5).

July 18th, 2003

Notification of the Allotment of Stock Options (Stock Acquisition Rights)

On July 18, 2003, the Board of Directors of ACOM CO., LTD. resolved the specifics for the Stock Acquisition Rights to be issued subject to the provisions of Article 280-20 and 280-21 of the Commercial Code and the Company's Annual Shareholders Meeting resolution as outlined below:

1. Issue date: August 1, 2003

2. Number of Stock Acquisition Rights to be issued: 35,240

3. Issue value: Nil

4. Type and number of shares that can be the object of the Stock Acquisition Rights:
   352,400 shares of ordinary stock of the Company (The number of shares that can be the object of a respective Stock Acquisition Right is 10 shares.)

5. Amount of money to be paid when exercising a respective Stock Acquisition Right:
   To be determined on August 1, 2003

6. Total value of the ordinary stocks of the Company to be issued or transferred by the exercise of the Stock Acquisition Rights:
   To be determined on August 1, 2003

7. Issuance of Stock Acquisition Right Certificate:
   Stock Acquisition Right Certificates will be issued only upon the request of the holders of the Stock Acquisition Rights.

8. Amount of money not to be capitalized from the issue value of each ordinary stock of the Company to be newly issued by exercise of the Stock Acquisition Rights:
   The amount of issue value per share (to be determined on August 1, 2003) minus the amount to be capitalized. The amount to be capitalized will be the issue value for one share multiplied by 0.5. Any fractions of less than 1 yen will be rounded up.

9. People to be solicited for allotment of the Stock Acquisition Rights and their number:
   The Stock Acquisition Rights will be allotted to a total of 1,762 directors and employees of the Company.

[Reference]

(1) Date of the Board of Directors resolution to seek consent at the Annual Shareholders Meeting: April 30, 2003
(2) Date of the Annual Shareholders Meeting resolution: June 27, 2003
(3) Exercise period of the Stock Acquisition Rights: July 1, 2005 – June 30, 2010

August 1st, 2003

Notification of the Paid-in Value and Other Specifics for Stock Options (Stock Acquisition Rights)

Specifics for the Stock Options of ACOM CO., LTD. to be issued subject to the July 18, 2003 Board of Directors resolution, including the amount to be paid at the time of exercising, were determined as follows:

1. Issue date: August 1, 2003

2. Number of Stock Acquisition Rights to be issued: 35,240
   (The number of Stock Acquisition Rights will be reduced if any of them fall under the casus of retirement and are retired.)

3. Type and number of shares that can be the object of the Stock Acquisition Rights:
   352,400 shares of ordinary stock of the Company (The number of shares that can be the object of a respective Stock Acquisition Right is 10 shares.)

4. Amount of money to be paid when exercising a respective Stock Acquisition Right:
   49,590 Yen (4,959 Yen per share to be granted)

   The amount is the average of each day's closing price for ordinary stock of the Company in regular transactions at the Tokyo Stock Exchange in July, 2003 multiplied by 1.03 (Any fractions less than 1 yen will be rounded up.), times the number of shares that are the object of the respective Stock Acquisition Right.

5. Total value of the ordinary stocks of the Company to be issued or transferred by the exercise of the Stock Acquisition Rights: 1,747,551,600 Yen

6. Amount of money to be capitalized from the issue value of each share of ordinary stock of the Company: 2,480 Yen per share

[Reference]
(1) Date of the Board of Directors resolution to seek the consent of the Annual Shareholders Meeting: April 30, 2003
(2) Date of the Annual Shareholders Meeting resolution: June 27, 2003
(3) Exercise period of the Stock Acquisition Rights: July 1, 2005 – June 30, 2010

Exhibit 6

(Brief Description)

Reports on Purchase of the Company's Own Stock

ACOM CO., LTD.

(504010)

Reports on Purchase of the Company's Own Stock filed with the Director-General of the Kanto Local Finance Bureau (the "DKLFB") on August 6 and September 4, 2003 (the "Reports on Purchase of the Company's Own Stock") in connection with the purchase of ACOM, CO., LTD. (the "Company")'s own stock for the purpose of enabling the Company to execute flexible capital management according to the changes in the business environment.

The Reports on Purchase of the Company's Own Stock are required under the Securities and Exchange Law to be, and were, submitted to the DKLFB in connection with the purchase of the Company's own stock.

The information contained in the Reports on Purchase of the Company's Own Stock which is material to an investment decision is substantially contained in the previously filed news release dated April 30, 2003.